Exhibit 99.1

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended May 31,

	2004	2003

		(restated)
Revenue		Note 3
Product license	$ 66,070	$ 57,801
Product support	74,787	64,127
Services	32,762	28,635

Total revenue	173,619	150,563

Cost of revenue
Cost of product license	621	1,111
Cost of product support	7,175	6,855
Cost of services	25,475	20,859

Total cost of revenue	33,271	28,825

Gross margin	140,348	121,738

Operating expenses
Selling, general, and administrative	90,509	80,238
Research and development	24,325	23,294
Amortization of stock-based compensation	3,651	6,855
Amortization of intangible assets	1,622	2,594
Investment tax credits	(3,014)	(2,374)

Total operating expenses	117,093	110,607

Operating income	23,255	11,131
Interest expense	(71)	(171)
Interest income	1,404	1,044

Income before taxes	24,588	12,004
Income tax provision	7,837	6,786

Net income	16,751	5,218
Retained earnings at beginning of the period	205,768	215,714
Retroactive adjustment due to change in accounting policy	--	(77,770)
Repurchase of shares	(9,327)	--

Retained earnings at end of the period	$213,192	$143,162

Net income per share
Basic	$0.19	$0.06

Diluted	$0.18	$0.06

Weighted average number of shares (000s)
Basic	90,091	88,527

Diluted	92,692	90,924

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(US$000s except share amounts, CDN GAAP)

	May 31, 2004	February 29, 2004

Assets	(Unaudited )	(Note 1)
Current assets
Cash and cash equivalents	$327,441	$224,830
Short-term investments	88,921	163,411
Accounts receivable	106,431	152,859
Prepaid expenses and other current assets	15,601	16,668
Deferred tax assets	2,032	2,445

	540,426	560,213
Fixed assets	68,171	71,292
Intangible assets	23,717	25,269
Goodwill	172,323	172,323

	$804,637	$829,097

Liabilities
Current liabilities
Accounts payable	$ 23,573	$ 30,698
Accrued charges	22,087	25,483
Salaries, commissions, and related items	43,360	59,903
Income taxes payable	3,550	5,875
Deferred revenue	164,620	178,752

	257,190	300,711
Deferred income taxes	18,726	18,730

	275,916	319,441

Stockholders’ Equity
Capital stock
Common shares and additional paid-in capital
(May 31, 2004 - 90,238,463; February 29, 2004 - 89,902,895)	347,976	339,297
Treasury shares
(May 31, 2004 - 40,375; February 29, 2004 - 43,500)	(980)	(1,065)
Deferred stock-based compensation	(28,311)	(32,903)
Retained earnings	213,192	205,768
Accumulated other comprehensive loss	(3,156)	(1,441)

	528,721	509,656

	$804,637	$829,097

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended May 31,

	2004	2003

Cash flows from operating activities
Net income	$ 16,751	$ 5,218
Non-cash items
Depreciation and amortization	6,748	7,634
Amortization of deferred stock-based compensation	3,836	7,024
Amortization of other deferred compensation	7	62
Deferred income taxes	489	(3,122)
Loss on disposal of fixed assets	1	454

	27,832	17,270
Change in non-cash working capital
Decrease in accounts receivable	44,933	37,006
Decrease (increase) in prepaid expenses and other current assets	870	(3,088)
Decrease in accounts payable	(6,967)	(8,625)
Decrease in accrued charges	(3,195)	(5,809)
Decrease in salaries, commissions, and related items	(15,743)	(15,793)
Decrease in income taxes payable	(2,092)	(138)
Decrease in deferred revenue	(12,549)	(10,282)

Net cash provided by operating activities	33,089	10,541

Cash flows from investing activities
Maturity of short-term investments	145,593	63,752
Purchase of short-term investments	(71,395)	(44,700)
Additions to fixed assets	(3,073)	(6,409)
Additions to intangible assets	(69)	(321)
Business acquisitions	--	(108)

Net cash provided by investing activities	71,056	12,214

Cash flows from financing activities
Issue of common shares	10,289	12,466
Purchase of treasury shares	--	(564)
Repurchase of shares	(9,989)	--
Decrease in long-term-debt and long-term liabilities	--	(1,697)

Net cash provided by financing activities	300	10,205

Effect of exchange rate changes on cash	(1,834)	5,122

Net increase in cash and cash equivalents	102,611	38,082
Cash and cash equivalents, beginning of period	224,830	162,588

Cash and cash equivalents, end of period	327,441	200,670
Short-term investments, end of period	88,921	63,226

Cash, cash equivalents, and short-term investments, end of period	$416,362	$263,896

(See accompanying notes)

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to interim financial statements applied on a consistent basis. The consolidated balance sheet as at February 29, 2004 has been extracted from the audited consolidated financial statements at that date. These consolidated financial statements do not include all of the information and footnotes required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Corporation’s Annual Information Form for the fiscal year ended February 29, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in U.S. dollars, unless otherwise stated. Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

Services revenue from education, consulting, and other services is recognized at the time such services are rendered. Many of the Corporation’s sales include both software and services. Where the service is (1) not essential to the functionality of any other element of the transaction and (2) stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service, the software element is accounted for separately from the service element. Where these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

For contracts with multiple obligations (e.g., delivered and undelivered products, support obligations, education, consulting, and other services), the Corporation allocates revenue to the undelivered items of the contract based on objective and reliable evidence of their fair value. Fair value is assigned to the delivered item using the residual method as outlined in Emerging Issues Committee Abstract 142, Revenue Arrangement with Multiple Deliverables. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the fair value of the undelivered items. Objective and reliable evidence of the fair value of product support elements is the renewal rate for such contracts and, for service elements, is the normal pricing and discounting practices for those products when they are sold separately; the residual is then assigned to the license element of the contract.

3.	Changes in Accounting Policy

In the fourth quarter of fiscal 2004, the Corporation adopted CICA Handbook section 3870, Stock-based Compensation and Other Stock-based payments, (“CICA 3870”) which requires the fair value based method of accounting for all stock-based compensation earned during the year. Under this method, the fair value of options is estimated on the date of grant and is recognized as compensation expense over the vesting period of the options. The discount offered to employees under a stock purchase plan is also included as a compensation expense. Prior to fiscal 2004, the Corporation accounted for all grants of options to directors and employees in accordance with the intrinsic value method of accounting for stock-based compensation which requires a compensation expense to be recorded if the exercise price of each option was less than the fair market value on the date immediately preceding the date of grant. This change was applied retroactively effective March 1, 2003 to all stock options outstanding at March 1, 2000. The results of operations for the three month period ended May 31, 2003 have been restated and an adjustment to the opening balance of retained earnings at March 1, 2003 has been made to reflect the cumulative effect of the change on prior periods. This is in accordance with the transitional provisions of CICA 3870. The effect of this change was to decrease net earnings by $3,651,000 or $0.04 per share for the three month period ended May 31, 2004 and by $6,855,000 or $0.08 per share for the three month period ended May 31, 2003. The opening retained earnings at March 1, 2003 has been reduced by $77,770,000 due to this change in accounting policy.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended May 31,

	2004	2003

Risk-free interest rates	3.6%	N/A	*
Expected volatility	52%	N/A	*
Dividend yield	0%	N/A	*
Expected life of options (years)	4.3	N/A	*

* During the three months ended May 31, 2003, no options were granted.

4.	Goodwill

During the three months ended May 31, 2004 and May 31, 2003, there were additions to goodwill of nil and $108,000, respectively. The additions in the prior fiscal period related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (“TCI”). This additional consideration was based on the net revenue of TCI during the quarter as per the terms of the original purchase agreement. The Corporation has designated the beginning of its fiscal year as the date for the annual impairment test, and performed the required test as of March 1, 2004. Based on this test, goodwill is not considered to be impaired.

	Three months ended May 31,

	2004	2003

	($000s)
Beginning balance	$172,323	$169,991
Additions	--	108

Closing balance	$172,323	$170,099

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

5.	Intangible Assets

	As at May 31, 2004		As at February 29, 2004

	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate

	($000s)		($000s)
Acquired Technology	$ 33,381	$19,146	$ 33,381	$18,161	20%
In-process technology	38,400	37,024	38,400	36,774	20%
Deferred compensation	8,945	8,945	8,945	8,938	Compensation Period
Contractual relationships	7,800	1,353	7,800	1,109	12.5%
Trademarks and patents	3,690	2,031	3,620	1,895	20%

	92,216	$68,499	92,146	$66,877

	(68,499)		(66,877)

Net book value	$ 23,717		$ 25,269

Amortization of intangible assets was $1,622,000 and $2,594,000 in the quarters ended May 31, 2004 and May 31, 2003, respectively. The estimated amortization expense related to intangible assets is as follows ($000s):

2005 (Q2 to Q4)	$4,826
2006	6,011
2007	5,278
2008	4,628
2009	1,107
2010	1,027
2011 and thereafter	840

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

6.	Commitments and Contingencies

Customer Indemnification

The Corporation has entered into licensing agreements with customers that include limited intellectual property indemnification clauses. These clauses are typical in the software industry and require the Corporation to compensate the customer for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Corporation has not made any significant indemnification payments as a result of these clauses and, in accordance with Accounting Standards Boards Accounting Guideline (“AcG”) No. 14 Disclosure of Guarantees, has not accrued any amounts in relation to these indemnification clauses.

Legal Proceedings

The Corporation and its subsidiaries may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against Cognos, such outcomes or resolutions could have a material adverse effect on the business, financial condition or results of operations of the Corporation.

7.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

8.	Stockholders’ Equity

The Corporation issued 635,000 common shares, valued at $10.2 million during the three months ended May 31, 2004, and issued 866,000 shares valued at $12.5 million during the three months ended May 31, 2003. The issuance of shares in both periods was pursuant to the Corporation’s stock purchase plan and the exercise of stock options by employees and officers. The Corporation repurchased 300,000 shares in the open market at a value of $10.0 million during the three months ended May 31, 2004. During the three-month period ended May 31, 2003, the Corporation did not repurchase shares.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended May 31,

	2004	2003

Basic Net Income per Share
Net income	$16,751	$ 5,218

Weighted average number of shares outstanding	90,091	88,527

Basic net income per share	$0.19	$0.06

Diluted Net Income per Share
Net income	$16,751	$ 5,218

Weighted average number of shares outstanding	90,091	88,527
Dilutive effect of stock options	2,601	2,397

Adjusted weighted average number of shares outstanding	92,692	90,924

Diluted net income per share	$0.18	$0.06

9.	Comprehensive Income

Comprehensive income includes net income and other comprehensive income (“OCI”). OCI refers to changes in net assets from transactions and other events, and circumstances not included in net income and other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity. The only other comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses. For Canadian GAAP, this would be referred to as the currency translation account.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

The components of comprehensive income were as follows ($000’s):

	Three months ended May 31,

	2004	2003

Net income	$16,751	$ 5,218
Other comprehensive income (loss):
Foreign currency translation adjustments	(1,715)	6,045

Comprehensive income	$15,036	$11,263

10.	Segmented Information

The Corporation operates in one business segment—computer software solutions.

11.	Liabilities in Connection with Acquisition

The Corporation undertook a restructuring plan in conjunction with the acquisition of Adaytum in January 2003. In accordance with Emerging Issues Committee (“EIC”) No. 42, Costs Incurred On Business Combinations (“EIC 42”), the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. The Corporation recorded restructuring costs of approximately $9.2 million in relation to this restructuring plan. These restructuring costs primarily relate to involuntary employee separations of approximately 90 employees of Adaytum, accruals for vacating leased premises of Adaytum, and related write-downs of leasehold improvements as well as asset write-downs of Adaytum. The employee separations impact all functional groups and geographic regions of Adaytum. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. All amounts excluding lease payments are expected to be paid in fiscal 2005. Outstanding balances for lease payments will be paid over the lease term unless settled earlier. The Corporation does not believe that any unresolved contingencies, purchase price allocation issues, or additional liabilities exist that would result in a material adjustment to the acquisition cost allocation.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP

The following table sets forth the activity in the Corporation’s restructuring accrual for the three month period ended May 31, 2004: ($000s)

	Employee separations	Other restructuring accruals	Total accrual

Balance as at February 29, 2004	$ 945	$3,498	$4,443
Cash payments during the
first quarter of fiscal 2005	(563)	(183)	(746)

Balance as at May 31, 2004	$ 382	$3,315	$3,697

12.	Comparative Results

Certain of the prior period’s figures have been reclassified in order to conform to the presentation adopted during the current fiscal year. This change in presentation does not affect previously reported assets, liabilities, or results of operations.

13.	New Accounting Pronouncements

During October 2003, CICA Handbook section 1100, Generally Accepted Accounting Principles (“CICA 1100”), was issued and is effective for the Corporation’s fiscal year beginning March 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of CICA 1100 did not have a material impact on the Corporation’s financial condition or results of operations.

In June 2003, the CICA issued Accounting Guideline No.15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. A variable interest entity is any legal structure used for business purposes that either (a) does not have equity investors or has equity investors that lack characteristics of control; or (b) the equity investment at risk does not provide sufficient financial resources for the entity to support its activities. AcG 15 is effective for reporting periods beginning on or after November 1, 2004 but may be adopted beforehand. The Corporation has determined that it has an undercapitalized distributor that qualifies as a variable interest entity. The Corporation adopted AcG 15 on May 31, 2004 and its adoption did not have a material impact on the Corporation’s financial condition or results of operations.